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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

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                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

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         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

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                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                   1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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*    There is no Cusip Number assigned to the Registered Shares. CUSIP No.
     152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

       This constitutes Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 25, 2003 by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("Smith & Nephew Group"), being made pursuant to the Preliminary Prospectus, dated April 25, 2003, forming a part of Smith & Nephew Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission by Smith & Nephew Group on April 25, 2003.

       The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.


ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

       (b)(i) Background of the Exchange Offer; Contacts among Smith & Nephew, Smith & Nephew Group and Centerpulse.

       Item 4(b)(i) is hereby amended and supplemented to add the following paragraph at the end thereof:

       "On May 20, 2003, Dr. Max Link, Chairman and Chief Executive Officer of the Company, received a letter from Ray Elliott, President and Chief Executive Officer of Zimmer Holdings, Inc. ("Zimmer"), regarding Zimmer's intention to make an exchange offer, subject to due diligence and other conditions, for all outstanding Centerpulse Shares and Centerpulse ADSs at a price of CHF 120 in cash and 3.68 shares of Zimmer common stock per Centerpulse Share. Later that day, the Company issued a press release stating, inter alia, that the Centerpulse Board of Directors is evaluating the value, the conditions to and the certainty of execution of Zimmer's proposal and intends to make a further announcement in due course."


ITEM 8.    ADDITIONAL INFORMATION.

       A copy of the press release issued by the Company on May 20, 2003 is attached hereto as Exhibit (a)(12).


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       The following Exhibit is filed herewith:

       (a)(12)   Press release issued by the Company on May 20, 2003.






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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    CENTERPULSE LTD.

                                    By: /S/ MAX LINK
                                        ---------------------------------------
                                        MAX LINK
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                                    By: /S/ URS KAMBER
                                        ---------------------------------------
                                        URS KAMBER
                                        CHIEF FINANCIAL OFFICER

Dated: May 21, 2003


















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